

September 26, 2014

<u>Via E-mail</u>
Dmitry Loshchinin
Chief Executive Officer and President
Luxoft Holding, Inc.
Akara Building
24 De Castro Street
Wickhams Cay 1, Road Town
Tortola, British Virgin Islands

      Re: Luxoft Holding, Inc.
             Form 20-F For the fiscal year ended March 31, 2014
             Filed July 14, 2014
             File No. 001-35976

Dear Mr. Loshchinin:

We have reviewed your letter dated August 26, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 13, 2014.

General

1.   We note your response to prior comment 1. Please provide additional information used to determine that those employees having primary responsibility for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting, have the requisite knowledge of U.S. GAAP and SEC rules and regulations. Please provide us with more specific U.S. GAAP or SEC experience held by your Chief Financial Officer. With regards to the Finance Controller and Senior Financial Reporting Manager, who were employed by KPMG and Deloitte LLP respectively, please address the following:

- The number of audits of U.S. GAAP public companies that they oversaw and the specific timeframes during which they gained this experience.

- The size and complexity of these audits in relation to the audit clients' business models and operations and whether these audits were of a consolidated parent company or audits of subsidiaries or foreign operations used to assist in the audit of a parent company located elsewhere.

- Their specific responsibilities on these engagements as it related to performing audit procedures, including the research and resolution of U.S. GAAP accounting and SEC regulatory issues.

- Inform us of any other relevant U.S. GAAP and SEC regulatory experience or knowledge they obtained that you did not discuss in your prior response.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3448 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief

cc: Via E-mail
Joshua G. Kiernan, Esq.
Irina Yevmenenko, Esq.
White & Case LLP